FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Half Year Report for the 111th Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 28, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

NOMURA

Half Year Report for the 111th Fiscal Year

(From April 1, 2014 to September 30, 2014)

Nomura Holdings, Inc.

Dear Shareholder,

I would like to take this opportunity to thank you for your ongoing support of Nomura.

I am pleased to present our business report for the first half of the 111th fiscal year (April 1, 2014 to September 30, 2014).

In the first half of this fiscal year, the Japanese economy generally picked up against the backdrop of the Abe administration’s policies for overcoming deflation and the progress of yen depreciation, although the economic recovery paused temporarily due to factors such as the rise of the consumption tax and bad weather.

Overseas, economic growth in the eurozone and some emerging countries slowed. Meanwhile, the U.S. economy grew steadily, and there were signs of a shift towards tapering of the ultra-easy monetary policy, including the end of the zero interest rate policy. Under these circumstances, the dollar-yen rate reached 109 by the end of September for the first time in six years, and major stock indices rose sharply.

Amid this situation, Nomura worked to transform its Retail business model and expand its international businesses in Asset Management and Wholesale. As a result, we were able to post strong results in the first half of the year.

In light of global trends in financial regulations and capital requirements, our consolidated operating results, and consolidated dividend payout ratio of 30 percent, Nomura declared a dividend of 6 yen per share to shareholders of record as of September 30, 2014. We also decided to repurchase our own shares in order to strengthen shareholder returns.

In view of prospects for the Japanese economy, growth in Asia, and financial regulation trends, we face significant changes in our business environment. As we view the “changes” as a “chance” to transform ourselves, we have employed the new slogan, “Vision C&C”, as well as a managerial target to achieve earnings per share of 100 yen by 2020. As Asia’s global investment bank, we will continue to focus on further enhancing Nomura’s corporate value.

We look forward to your continued support.

Koji Nagai

Representative Executive Officer

Group CEO

Nomura Holdings, Inc.

November 2014

Overview of Consolidated Operating Results for the First Half of the Fiscal Year (April 1, 2014 through September 30, 2014)

			(Billions of yen)
	Three months ended June 30, 2014	Three months ended September 30, 2014	Six months ended September 30, 2014
Net revenue	370.8	373.8	744.7

Income before income taxes	51.7	74.0	125.7

Net income attributable to NHI shareholders	19.9	52.9	72.7

Note: Rounded to the nearest hundred million yen.

Key Points

•	In the first quarter, net income reached 19.9 billion yen driven by Retail and Asset Management.

•	In the second quarter, in addition to a strong performance in Japan, the overall international business reported positive income before income taxes. Net income was 52.9 billion yen.

•	Net income for the first half was 72.7 billion yen, which was the second highest in 10 years, following the first half of the previous year.

•	Retail client assets and net assets under management in Asset Management reached a record high. Wholesale reported solid revenue, despite adverse market conditions.

*	For further details on our financial results, please visit www.nomura.com.

Retail

			(Billions of yen)
	Three months ended June 30, 2014	Three months ended September 30, 2014	Six months ended September 30, 2014
Net revenue	106.9	117.9	224.8

Income before income taxes	31.6	38.9	70.5

•	In the first quarter, we saw results from our efforts to transform our business model, even in the uncertain market environment. Investment trust sales and discretionary investment contracts, which generate recurring revenues, posted increases compared to the previous quarter.

•	In the second quarter, amid high stock prices and yen depreciation, investment trust sales and discretionary investment contracts exceeded the first quarter. Insurance sales also showed strong results. All of these led to increases in net revenue and income before income taxes.

•	Retail is promoting initiatives to focus on consulting-based services and to transform its business model for recurring revenues. We are committed to making proposals to meet client needs through face-to-face consultations. Retail client assets increased to a record 99.3 trillion yen (as of September 30, 2014). We will continue to implement various measures to gain client trust and expand our business.

Asset Management

			(Billions of yen)
	Three months ended June 30, 2014	Three months ended September 30, 2014	Six months ended September 30, 2014
Net revenue	23.3	21.7	45.0

Income before income taxes	8.3	7.8	16.1

•	In the first quarter, the increase in assets under management as well as dividend income contributed to high revenue and income before income taxes.

•	In the second quarter, inflows, mainly into investment trusts, and also market factors resulted in the increase in assets under management, and continued strong revenue and income before income taxes.

•	The investment trust business saw inflows mainly into funds that invest in high-dividend stocks and high-yield bonds, and funds for discretionary investment accounts for individual investors. Sales of investment trusts to regional financial institutions remained strong. The investment advisory business reported inflows into equity funds from non-Japanese institutional investors, and an increase in smart-beta type products from Japanese pension funds. As a result, net assets under management reached a record 34.8 trillion yen (as of September 30).

Wholesale

			(Billions of yen)
	Three months ended June 30, 2014	Three months ended September 30, 2014	Six months ended September 30, 2014
Net revenue	188.9	190.6	379.5

Income before income taxes	5.7	22.2	27.9

•	In the first quarter, despite challenging market conditions, revenue remained steady, mainly driven by an expanded client base in the Americas and multiple financing mandates in EMEA. However, expenses related to deferred compensation (Full Career Retirement) lowered income before income taxes.

•	In the second quarter, increased revenues in Japan and AEJ offset a slowdown in the Americas and EMEA. Japan was supported by a rebound in trading revenues, and AEJ posted its best quarter since April 2009. As a result, Wholesale reported resilient revenue and higher income before income taxes compared to the first quarter.

Global Markets

•	In the first quarter, market volatility was low and transaction volumes were subdued. Despite such market conditions, the strengthened client bases in the Americas and EMEA contributed to earnings consistency, resulting in strong revenues for the quarter.

•	In the second quarter, revenues in Japan and AEJ offset a slowdown in the Americas and EMEA, and contributed to continued strong overall revenue, despite instability in the market. In Fixed Income, both client revenues and the FX related business saw increased revenues from the first quarter. In Equities, AEJ reported stronger revenues in most products.

Investment Banking

•	In the first quarter, we won a number of high-profile mandates, including large-scale financing transactions both in Japan and overseas. Business with financial sponsors and European financial institutions mainly contributed to international revenues.

•	In the second quarter, revenues remained at the same level as the first quarter. In Japan, despite the decline in market fee pools, we were involved in many equity and fixed income related transactions. Key achievements for the quarter include enhancing our presence in the Americas, and diversifying revenue sources in AEJ.

“Vision C&C” — Road to 2020

Nomura aims to establish a dominant position as Asia’s global investment bank. In August 2014, we set a new management target to achieve earnings per share of 100 yen by the fiscal year ending March 2020.

We are working to achieve this management target under the slogan “Vision C&C”, where “C&C” represents our intent to view “changes” in the environment surrounding our business as a “chance”, and to strive to transform ourselves.